UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 3, 2003
Commission file number 0-21080

Enbridge Inc.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE October 1, 2003
NEWS RELEASE October 6, 2003
NEWS RELEASE October 30, 2003

The following documents are being submitted herewith:

•	Press Release dated October 1, 2003;

•	Press Release dated October 6, 2003;

•	Press Release dated October 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 3, 2003	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge Completes Acquisition of Additional Interest in Vector Pipeline

CALGARY, Alberta, October 1, 2003 — Enbridge Inc. today announced that it has completed the acquisition of an additional 15% interest in the Vector Pipeline from Duke Energy for US$72.5 million, including assumed debt of approximately US$45.6 million. DTE Energy Company also acquired a 15% interest in Vector from Duke Energy for the same price.

Calgary-based Enbridge (NYSE/TSX: ENB) now owns 60% of Vector Pipeline and is operator of the pipeline; Detroit-based DTE Energy (NYSE: DTE) owns the other 40%.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides gas distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Enbridge contacts:

Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Investment Community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com

NEWS RELEASE

Enbridge Launches US$600-million Crude Oil Pipeline Proposal to Provide Enhanced Access to U.S. Markets

CALGARY, Alberta, October 6, 2003 — Enbridge Inc. today announced its affiliate, Enbridge Energy Partners, L.P., is launching a new crude oil pipeline proposal to provide access from its existing terminal at Superior, Wisconsin, south to the Wood River hub in southern Illinois.

The new line will become part of the Lakehead Pipeline System of Enbridge Energy Partners, L.P., which is partially owned and is managed by Enbridge subsidiaries. Development of the line will be subject to support by crude oil shippers, and regulatory approvals.

The proposed 630-mile line (24 to 30 inches in diameter) will have an initial capacity of 250,000 barrels per day, and will cost US$550 – $650 million. It will interconnect with Enbridge’s recently announced Spearhead Pipeline, providing flexibility to access tankage on Spearhead and to move to any of the Chicago, Wood River or Cushing market hubs from the interconnection point in Illinois. The line is expected to be in service in 2007, allowing sufficient time for shipper and public consultation, detailed route determination, environmental reviews and regulatory approvals.

The new pipeline is intended to provide increased capacity on the Lakehead system to accommodate growing production from the Alberta oil sands. It is part of a broader Enbridge strategy to provide greater access to new U.S. markets for growing Canadian crude oil supplies.

Alberta’s oil sands have recently been acknowledged by the U.S. Energy Information Administration as having 180 billion barrels of crude oil reserves.

“The proposed Southern Access Pipeline, together with our previously announced Spearhead Pipeline joint venture, represent major steps in furthering continental security of energy supply,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge.

“Canadian crude oil producers will benefit from stronger netbacks associated with adequate export capacity and market diversification. Refineries and their customers in the U.S. Midwest and Mid-continent will benefit from improved access to secure, reliable and growing supplies of crude oil from the Alberta oil sands. The project will contribute significantly to earnings growth for Enbridge Energy Partners, thus for Enbridge, consistent with our objective of creating value for our investors by creating value for our customers.”

*     *     *

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Enbridge Energy Partners, L.P. (NYSE:EEQ) (www.enbridgepartners.com) indirectly owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, processing and transmission. Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of the Enbridge Partners, and its principal asset is an approximate 19% interest in the Enbridge Partners.

Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the General Partner of Enbridge Partners and in which it holds an approximate 13% effective interest.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Inc. Contacts

Investment Community Colin Gruending (403) 231-5919 e-mail: colin.gruending@enbridge.com	Media Ian La Couvée (403) 231-5775 e-mail: ian.lacouvee@enbridge.com

NEWS RELEASE

Enbridge completes acquisition of additional interest in Alliance Pipeline

CALGARY, Alberta, October 30, 2003 — Enbridge Inc. today announced that it completed the acquisition of the final 1.1% portion of Duke Energy’s 11.8% interest in the U.S. component of the Alliance Pipeline for approximately Cdn$7.2 million. Earlier this year Enbridge paid Duke Energy approximately Cdn$195 million for its 11.8% interest in the Canadian portion of the Alliance Pipeline and 10.7% of its interest in the U.S. portion of the Alliance Pipeline.

Enbridge Inc. now holds a 50% interest in the U.S. portion of Alliance and has an approximate 43% interest in the Aux Sable NGL plant and AC Marketing. Enbridge Income Trust acquired Enbridge Inc.’s 50% interest in the Canadian portion of Alliance from Enbridge Inc. in June. Enbridge’s interests equal that of the other largest owner of the Alliance Pipeline, Fort Chicago Energy Partners.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Enbridge contacts:

Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Investment Community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com